Organigram continues to chart course to launch of cannabis
edibles, partners with Canada’s Smartest Kitchen to
develop premium chocolate products

MONCTON, JANUARY 16, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis has partnered with Canada’s Smartest Kitchen (CSK), a leader in food product development, to expand the Company’s ongoing research and development related to edible cannabis products. Following the legalization of adult use recreational cannabis in Canada in 2018, cannabis edibles are expected to be legalized later in 2019 with the draft amendments to The Cannabis Act for edibles having been issued by the Federal Government for public consultation on December 20, 2018. Organigram’s initial strategic product development work with CSK will focus on the chocolate confectionary market.

“Our collaboration with Canada’s Smartest Kitchen is an example of, and a next step in, the outstanding strategic partnerships Organigram has developed to support the growth of its recreational product offering and business overall,” says Ray Gracewood, Chief Commercial Officer, Organigram.

Since 2016, Organigram has leveraged its relationship with TGS International, LLC (“TGS”) to better understand product trends within regulated U.S. markets, as well as gain a deep understanding of technology, process and product development through TGS’s specialization in the extract market.

“As the recreational cannabis industry in Canada anticipates the pending legalization of cannabis edibles, we are excited to combine the technology and product trending understanding we now have through our relationship with TGS with the experience of Canada’s Smartest Kitchen to develop a signature line of products that delivers the exceptional quality, flavours and forms that adult Canadians are looking for.”

Along with a detailed look at current Canadian food flavor, colour and texture trends, the research conducted by CSK will explore the different expectations and needs of medical and recreational cannabis consumers. This includes an in-depth investigation of consumers’ preferred product functions, formats, applications, and product profiles (e.g. flavor, dosing) that will add to the Company’s existing and growing expertise.

“The combined resources of TGS and Canada’s Smartest Kitchen offer us a significant competitive advantage as it relates not only to advanced extraction techniques and product forms, but also to an advanced sense of trends in flavor and food preferences to ensure a differentiated, premium product,” continued Gracewood.

CSK is a member of Tech Access Canada, a national network of 30 Technology Access Centres affiliated with Canadian colleges who offer specialized technology, equipment and research to local industry with the goal of enhancing their productivity and innovation.

“We are pleased to leverage our own expertise – and that of our national network – to work with Organigram on the development of industry-leading cannabis food products,” says Tim McRoberts, Director, Canada’s Smartest Kitchen. “Our goal is to collaborate on new products that combine creativity, market insight and scientific rigour into an offering that is exciting to new and veteran cannabis consumers alike.”

A recent estimate projected that the edible cannabis market in Canada and the United States may reach a combined value of $4.1 billion by 2022.i

About Canada’s Smartest Kitchen

Canada’s Smartest Kitchen (CSK) is a Canadian leader in food product development. Located in Charlottetown, Prince Edward Island, CSK’s multidisciplinary team combines culinary creativity, food science expertise, and market insight to bring leading-edge food product ideas to life. Using proprietary SMART Advantage Process for food product development, CSK supports startups and multinationals alike with a customizable suite of services that can inject value at any stage in a product’s pathway to market.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the timing for implementation of and the substance of the final regulations governing cannabis edible products in Canada- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations inquires, please contact:

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca>
 (416) 661-0947

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653

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i https://arcviewgroup.com/product/edibles/